Derek Oil and Gas Corporation

Form 52-109-F1 Certification of Annual Filings

I, Barry C.J. Ehrl, President and Chief Executive Officer of Derek Oil and Gas Corporation certify that:

1.

I have reviewed the annual financial statements (as this term is defined in MI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Derek Oil and Gas Corporation (the Issuer) for the annual period ending April 30, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date for the periods presented in the annual filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a.

Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidating subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.

Evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluations.

DATE: August 16, 2005

“Barry C.J. Ehrl”

Barry C.J. Ehrl

President and Chief Executive Officer

Derek Oil and Gas Corporation